June •, 2015

To:	[Option Holder]

Re:	Treatment of Sunward Resources Ltd. (“Sunward”) options pursuant to the Plan of Arrangement (the “Arrangement”) involving Sunward and NovaCopper Inc. (“NovaCopper”)

Dear [Option Holder]:

As disclosed in a press release of NovaCopper dated June 17, 2015, the Arrangement between Sunward and NovaCopper became effective at 12:01 a.m. on June 19, 2015 (the “Effective Date”), pursuant to which NovaCopper acquired all of the issued and outstanding shares of Sunward.

Under the terms of the Arrangement, each Sunward option outstanding on the Effective Date was deemed to be exchanged for a fully vested option (each, an “Arrangement Option”) to purchase from NovaCopper the number of NovaCopper common shares (the “NovaCopper Shares”) (rounded down to the nearest whole share) equal to 0.3 (the “Exchange Ratio”), multiplied by the number of Sunward common shares subject to such Sunward option. The Arrangement Options have an exercise price per NovaCopper Share (rounded up to the nearest whole cent) equal to the exercise price per Sunward common share pursuant to the applicable Sunward option, divided by the Exchange Ratio. All such Arrangement Options shall expire at 4:00 pm on September 17, 2015 being 90 days following the Effective Date. The number of Arrangement Options to which you are entitled under the terms of the Arrangement and the exercise prices thereof, are set forth in Schedule “A” hereto.

All terms of each Arrangement Option, including conditions to, and manner of exercising, are the same as the Sunward option for which it was exchanged except for the address for notice of exercise, which is as set out below, and each Arrangement Option is governed by the terms of the applicable Sunward stock option plan, except for the amended expiry date as set forth above. Taxes will be deducted and withheld in connection with the exercise of the Arrangement Options only to the extent required by applicable law. For more information about the terms of the Arrangement Options and basic information with respect to both the Canadian and U.S. federal income tax consequences to holders of Arrangement Options, please see the copy of the prospectus attached hereto as Schedule "B".

No new certificates will be issued in respect of such Arrangement Options, and each certificate which represented an outstanding Sunward option is deemed to represent an Arrangement Option.

Any notices of exercise in respect of the Arrangement Options, or any questions may be directed to NovaCopper as set out below:

Suite 1950 - 777 Dunsmuir Street
Vancouver, BC, V7Y 1K4

Attention: Elaine Sanders
Tel.: (604) 638-8088
Fax: (604) 638-0644

Yours very truly,

NOVACOPPER INC.

By:
Elaine Sanders
Chief Financial Officer

SCHEDULE “A”

Arrangement Options

					Arrangement	Arrangement
	SWD Option	SWD Option	SWD Option	Arrangement	Option	Options
SWD Options	Exercise Price	Grant Date	Expiry Date	Options	Exercise Price	Expiry Date

SCHEDULE “B”

Prospectus

See attached.